UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MedClean Technologies, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

58405Y104

(CUSIP Number)

Tom Scalia, Chief Financial Officer

Manatuck Hill Partners, LLC

1465 Post Road East

Westport, CT 06880

(203) 418-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58405Y104

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Manatuck Hill Partners, LLC 26-4540925
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned	7 Sole Voting Power 134,497,469 (1)
8 Shared Voting Power — 0 —
9 Sole Dispositive Power 134,497,469 (1)
10 Shared Dispositive Power — 0 —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,497,469 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.57% (1)
14	Type of Reporting Person (See Instructions) IA

(1)	As described in the Schedule 13D filed on July 10, 2009 and in Item 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with the other parties to a Master Restructuring Agreement pursuant to the terms of the Master Restructuring Agreement.

The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other parties to the Master Restructuring Agreement. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment No. 1”) to the Statement on Schedule 13D, filed on July 10, 2009 (the “Statement”), is being filed by Manatuck Hill Partners, LLC, a Delaware limited liability company (the “Reporting Person”), and relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of MedClean Technologies, Inc. (formerly known as Aduromed Industries, Inc. and previously General Devices, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3 Trowbridge Drive, Bethel, Connecticut 08601.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 hereby is supplemented as follows:

On November 30, 2009, Manatuck Hill Scout Fund, L.P., Manatuck Hill Mariner Master Fund, L.P. and Manatuck Hill Navigator Offshore Fund, Inc., for each of which the Reporting Person acts as the investment manager (the “Funds”), exercised warrants at a price of $0.0075 per share in exchange for 30,785,211 shares of Common Stock. A description of the warrants is included in Item 6 herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 hereby is amended and restated as follows:

(a) On September 22, 2009 and September 29, 2009, the Issuer filed prospectuses relating to the resale of shares of Common Stock and warrants to purchase shares of Common Stock by selling stockholders, including the Funds. Pursuant to the prospectus filed on September 22, 2009 (Registration No. 333-153681), the Issuer registered 17,083,601 shares of Common Stock and warrants to purchase 17,083,601 shares of Common Stock for resale by the Funds. Pursuant to the prospectus filed on September 29, 2009 (Registration No. 333-132722), the Issuer registered 13,701,602 shares of Common Stock and warrants to purchase 13,701,601 shares of Common Stock for resale by the Funds.

The Reporting Person beneficially owns 134,497,469 shares of Common Stock, representing approximately 22.57% of the shares of Common Stock outstanding as of November 9, 2009, based upon the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2009. Such beneficial ownership assumes the issuance of 34,167,225 shares of Common Stock issuable upon the exercise of certain warrants owned by the Funds, as more fully described in Item 6 herein.

In addition, by virtue of any of the Master Restructuring Agreement (as previously described in the Statement), it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes all of the parties to the Master Restructuring Agreement, including the Reporting Person, as a result of becoming the investment manager to the Manatuck Funds (as previously defined in the Statement). While the Reporting Person does not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the other parties to the Master Restructuring Agreement and does not affirm that any such “group” exists.

(b) The Reporting Person has the sole power to vote or direct the vote of 134,497,469 shares of Common Stock and has the sole power to dispose or direct 134,497,469 shares of Common Stock.

(c) See trading data attached hereto as Exhibit 99.1 Exhibit 99.1 is incorporated by reference into this Item 5(c) as if restated in full.

Except as set forth in Exhibit 99.1 attached hereto and as described in this Amendment No. 1, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 hereby is supplemented as follows:

As of the end of business on June 30, 2009, the Issuer exchanged certain of its warrants to purchase Common Stock pursuant to its private offer to exchange all of the Issuer’s existing warrants with initial exercise dates between July 11, 2008 and August 29, 2008 for newly issued warrants to purchase Common Stock with a lower exercise price of $0.0075 per share, exercisable for one-half the original number of shares of the Issuer’s Common Stock and without a “cashless exercise” right. The Funds owned warrants to purchase an aggregate of 129,904,866 shares of Common Stock, as previously described in the Statement, and were exchanged for warrants to purchase 64,952,436 shares of Common Stock at an exercise price of $0.0075 and expire on August 4, 2013.

On November 30, 2009, the Funds exercised warrants in exchange for 30,785,211 shares of Common Stock at an exercise price of $0.0075 and currently own warrants to purchase 34,167,225 shares of Common Stock at an exercise price of $0.0075 and expire on August 4, 2013.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 hereby is supplemented by adding the following exhibit:

Exhibit 1	Required trading data of the transactions in Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 3, 2009	MANATUCK HILL PARTNERS, LLC

	By:	/S/ TOM SCALIA
	Name:	Tom Scalia
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit 1	Required trading data of the transactions in the Common Stock.